Exhibit 99.1

Kamada Issues 2022 CEO Letter to Shareholders

REHOVOT, Israel – March 15, 2022 -- Kamada Ltd. (NASDAQ: KMDA; TASE: KMDA.TA), a vertically integrated global biopharmaceutical company, focused on specialty plasma-derived therapeutics, today issued the Letter to Shareholders from Amir London, Chief Executive Officer.

March 15th, 2022

Dear Shareholders, Colleagues and Business Partners:

The recently completed 2021 year was a transformational period for Kamada in our path toward becoming a global leader in the plasma-derived specialty market. Following the completion of the planned manufacturing transition of Glassia® to Takeda, our recent acquisition of four FDA-approved commercial immunoglobulins and the establishment of Kamada Plasma, our U.S. based plasma collection company, we are embarking on a new and exciting chapter in the Company’s evolution. We are building on the strong foundation established over the years, entering 2022 as a "New Kamada" – a fully-integrated specialty plasma company with six FDA-approved products and strong commercial capabilities in the U.S. market, as well as a global commercial footprint in over 30 countries.

Our business performed as expected in 2021 and we look ahead to 2022 for which our revenue guidance is between $125 million to $135 million, representing a 20% to 30% growth compared to 2021, with expected EBITDA margins of 12% to 15%, which would represent more than 2.5x the 2021 EBITDA. This strong guidance reflects the benefits stemmed from our new undertaken strategic direction, and the resume of revenue and profitability growth in 2022. Importantly, we further expect continued growth at a double-digit rate in the coming few years.

The acquisition completed in November 2021, following a thorough search for the ideal assets for Kamada, was a critical strategic and synergistic step for the Company. The acquired products generated revenues exceeding $40 million in 2021, with over 50% gross margins, and we anticipate significantly growing the new portfolio’s revenues through proactive promotional activities in the U.S, where our newly established subsidiary, Kamada Inc., is responsible for the commercialization and direct sales of the products. We also intend to leverage our existing strong international distribution network to grow product revenue in new territories, primarily in Asia, Latin America and the Middle East. I am pleased to report that these promotional and sales activities have already commenced.

Of the four acquired products, the largest is Cytogam®, indicated for the prophylaxis of cytomegalovirus disease associated with solid organs transplantation. This proprietary and unique product is the only FDA-approved IgG product for its indication. The transition of Cytogam manufacturing to our facility is already well underway, and we expect to receive FDA approval for its production at our Israeli facility by early 2023. Moreover, based on the Cytogam manufacturing transfer, expected growth of KedRAB®, our FDA-approved anti-Rabies hyperimmune product, and planned manufacturing transition of the other acquired products over the next few years, we anticipate improving the gross margins of our proprietary products by effectively utilizing our plant capacity.

Another major strategic step taken is the acquisition of a plasma collection facility in Texas, in early 2021, which primarily specializes in the collection of hyper-immune plasma used for Anti-D immunoglobulin, a product manufactured by Kamada and distributed in international markets. This acquisition represented Kamada’s entry into the U.S. plasma collection market and supported our strategic goal of becoming a fully integrated specialty plasma company. We are already actively engaged in the expansion of the hyperimmune plasma collection capacity at this center and are simultaneously advancing our plan to open additional centers in the U.S. to further enhance our supply of specialty and regular plasma.

KedRAB, marketed in the U.S by Kedrion, continues to gain market share in the $150 million U.S. market. During 2021 the FDA approved a label expansion for the product which differentiates KedRAB as the first and only human rabies immunoglobulin (HRIG) available in the U.S. to be clinically studied in children and confirming the safety and effectiveness of its use in pediatric population. We anticipate sales of the product to grow significantly during the next few years.

During 2021, as planned, Takeda completed the transition of Glassia manufacturing to their own facility, and we fulfilled our supply commitments. Going forward, we expect to begin receiving royalty payments from Takeda, commencing during the second quarter of 2022, in the range of $10-$20 million per year from 2022 to 2040, adding to our profitability and cash position. In addition, we continue to grow sales of the product in international markets through our local partners.

Turning to our promising clinical development pipeline, we are excited about the potential of our innovative Inhaled AAT product for the treatment of AAT Deficiency, a technology which has shown to be highly effective in delivering AAT directly into a patient’s lungs. A substantial opportunity exists for inhaled AAT to be a revolutionary product in a market that is already over $1 billion in annual sales in the U.S. and EU. We are currently conducting the InnovAATe clinical trial, a randomized, double-blind, placebo-controlled, pivotal Phase 3 study. While enrollment in the study was slowed during recent two years due to the COVID-19 pandemic, we are currently expanding the study with up to six additional clinical sites planned to be opened shortly, thereby expediting enrollment. Importantly, this is a unified study, as the trial’s data are expected to qualify for regulatory submissions with both the FDA and EMA.

In our distribution segment, which is an additional important growth catalyst for Kamada, we leverage our expertise and strong presence in the Israeli market to register, market and distribute more than 20 products that are developed and manufactured by our international partners. Since 2018, we significantly grown our pipeline of distributed products and in 2022 we anticipate launching an array of new products across multiple medical specialties. An area of key strategic focus in our distribution business is the planned distribution of a portfolio of 11 biosimilar products, expected to be launched upon receipt of Israeli regulatory approval, between the years 2022 and 2028, with an overall annual anticipated peak sales, within several years of launch, of more than $40 million. Included in this portfolio are 8 products through a distribution agreement with Alvotech, a global leader in the development and manufacturing of biosimilar drug candidates.

In closing, 2021 was a year of great importance for Kamada, as we successfully executed on multiple critical strategic transactions, ensuring a rapid financial turnaround of the Company, with significant revenue growth anticipated in the years ahead.

As we enter 2022, the initial benefits of the decisive actions we have taken are already evident. Kamada is uniquely positioned for growth as a global leader in the specialty plasma industry, with multiple robust value-creating catalysts.

On behalf of the entire Kamada team, we look forward to continuing to help clinicians and patients with the important lifesaving products that we develop, manufacture and commercialize. We thank all of our investors for their support and remain committed to creating long-term shareholder value.

Sincerely,

Amir London

Chief Executive Officer

Kamada Ltd.

About Kamada

Kamada Ltd. (the “Company”) is a vertically integrated global biopharmaceutical company, focused on specialty plasma-derived therapeutics, with a diverse portfolio of marketed products, a robust development pipeline and industry-leading manufacturing capabilities. The Company’s strategy is focused on driving profitable growth from our current commercial activities as well as our manufacturing and development expertise in the plasma-derived biopharmaceutical market. The Company’s commercial products portfolio includes its developed and FDA approved products GLASSIA® and KEDRAB® as well as its recently acquired FDA approved plasma-derived hyperimmune products CYTOGAM®, HEPAGAM B®, VARIZIG® and WINRHO®SDF. The Company has additional four plasma-derived products which are registered in markets outside the U.S. The Company distributes its commercial products portfolio directly, and through strategic partners or third-party distributors in more than 30 countries, including the U.S., Canada, Israel, Russia, Brazil, Argentina, India and other countries in Latin America and Asia. The Company has a diverse portfolio of development pipeline products including an inhaled AAT for the treatment of AAT deficiency for which the Company is currently conducting the InnovAATe clinical trial, a randomized, double-blind, placebo-controlled, pivotal Phase 3 trial. The Company leverages its expertise and presence in the Israeli pharmaceutical market to distribute in Israel more than 20 products that are manufactured by third parties and have recently added eleven biosimilar products to its Israeli distribution portfolio, which, subject to EMA and the Israeli MOH approvals, are expected to be launched in Israel between the years 2022 and 2028. FIMI Opportunity Fund, the leading private equity investor in Israel, is the Company’s lead shareholder, beneficially owning approximately 21% of the outstanding ordinary shares.

Cautionary Note Regarding Forward-Looking Statements

This release includes forward-looking statements within the meaning of Section 21E of the U.S. Securities Exchange Act of 1934, as amended, and the safe harbor provisions of the U.S. Private Securities Litigation Reform Act of 1995. Forward-looking statements are statements that are not historical facts, including statements regarding: 1) 2022 revenue guidance in the range of $125 million to $135 million, a 20% to 30% growth compared to 2021, 2) 2022 EBITDA, as a rate of total revenues, of 12% to 15%, 3) The strong guidance reflects the benefits stemmed from our new undertaken strategic direction, and the resume of revenue and profitability growth in 2022, 4) expected continued growth at a double-digit rate in the foreseeable years ahead, 5) anticipation to significantly growing the new portfolio’s revenues through proactive promotional activities in the U.S, where our newly established subsidiary, Kamada Inc., is responsible for the commercialization and direct sales of the products, 6) expectation to receive FDA approval for Cytogam production at our Israeli facility by early 2023, 7) anticipation that sales of KedRab will grow significantly during the next few years, 8) expectation to begin receiving royalty payments from Takeda, commencing during the second quarter of 2022, in the range of $10-$20 million per year from 2022 to 2040, adding to our profitability and cash position, 9) expectation to expand InnovAATe clinical study with up to six additional clinical sites planned to be opened shortly, thereby expediting enrollment, 10) planned distribution of a portfolio of 11 biosimilar products, expected to be launched upon receipt of Israeli regulatory approval, between the years 2022 and 2028, with an overall annual anticipated peak sales, within several years of launch, of more than $40 million, 11) belief that the successful execution on multiple critical strategic transactions during 2021, ensured a rapid financial turnaround of the Company, with significant revenue growth anticipated in the years ahead, and 12) belief that Kamada is uniquely positioned for growth as a global leader in the specialty plasma industry, with multiple robust value-creating catalysts. Forward-looking statements are based on Kamada’s current knowledge and its present beliefs and expectations regarding possible future events and are subject to risks, uncertainties and assumptions. Actual results and the timing of events could differ materially from those anticipated in these forward-looking statements as a result of several factors including, but not limited to, the continued evolvement of the COVID-19 pandemic, its scope, effect and duration, availability of sufficient raw materials required to maintain manufacturing plans, disruption to the supply chain due to COVID-19 pandemic, continuation of inbound and outbound international delivery routes, impact of the workforce downsizing plan, continued demand for Kamada’s products and its Distribution segment related products in Israel, financial conditions of the Company’s customer, suppliers and services providers, Kamada’s ability to integrate the new product portfolio into its current product portfolio, Kamada’s ability to grow the revenues of this new product portfolio, and leverage and expand its international distribution network, ability to reap the benefits of the recent acquisition of the plasma collection center, including the ability to open additional U.S. plasma centers, and acquisition of the FDA-approved plasma-derived hyperimmune commercial products, the ability to continue enrollment of the pivotal Phase 3 InnovAATe clinical trial, unexpected results of clinical studies, Kamada’s ability to manage operating expenses, additional competition in the markets that Kamada competes, regulatory delays, prevailing market conditions and the impact of general economic, industry or political conditions in the U.S., Israel or otherwise, and other risks detailed in Kamada’s filings with the U.S. Securities and Exchange Commission (the “SEC”) including those discussed in its most recent Annual Report on Form 20-F and in any subsequent reports on Form 6-K, each of which is on file or furnished with the SEC and available at the SEC’s website at www.sec.gov. The forward-looking statements made herein speak only as of the date of this announcement and Kamada undertakes no obligation to update publicly such forward-looking statements to reflect subsequent events or circumstances, except as otherwise required by law.

CONTACTS:

Chaime Orlev

Chief Financial Officer

IR@kamada.com

Bob Yedid

LifeSci Advisors, LLC

646-597-6989

Bob@LifeSciAdvisors.com

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